Exhibit 99.2

FORMULA SYSTEMS (1985) LTD.

LETTER OF INDEMNIFICATION

___________ __, ____

Dear ________________,

This letter agreement (the “Letter”) is provided to you in recognition that it is in the best interests of Formula Systems (1985) Ltd. (the “Company”) to provide hereunder for your indemnification to the fullest extent permitted by law.

1.
The Company hereby undertakes to indemnify you to the maximum extent permitted by the Companies Law—1999 (the ‘‘Companies Law’’), and by the Securities Law-1968 (the ‘‘Securities Law’’) in respect of the following:

1.1.
any monetary liability imposed on or incurred by you pursuant to a judgment in favor of another person, including in a compromise or an arbitrator’s award approved by court, in respect of any act or omission (‘‘action’’) taken or made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.2.
all reasonable litigation Expenses expended by you or charged to you by a court of law, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal prosecution in which you are acquitted, or in any criminal prosecution of an offense which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.3.
all reasonable litigation Expenses expended by you due to an investigation or a proceeding instituted against you by an authority qualified to conduct such investigation or proceeding, where such investigation or proceeding is concluded without the filing of an indictment against you (as defined in Section 260(a)(1a) of the Companies Law) and without any financial obligation imposed on you in lieu of criminal proceedings (as defined in Section 260(a)(1a) of the Companies Law), or that is concluded without your indictment but with a financial obligation imposed on you in lieu of criminal proceedings with respect to an offense that does not require proof of mens rea (criminal intent) or in connection with a financial sanction, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary;

1.4.
Expenses, including reasonable litigation Expenses, incurred by you as a result of a proceeding instituted against you in relation to (A) infringements that may impose financial sanction pursuant to the provisions of Chapter H’3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H’4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I’1 under the Securities Law, all in respect of actions taken by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary; and

1.5.
payments to an injured party of infringement under Section 52(54)(a)(1)(a) of the Securities Law made by you in your capacity as a director or office holder of the Company or in your capacity as a director or office holder of any other Subsidiary.

For purposes of this Letter, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

For the purpose of this Letter, “Expenses” shall include, without limitation, attorneys’ fees and all other costs, expenses and obligations paid or incurred by you in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim relating to any matter for which indemnification hereunder may be provided, including fees and expenses of investigators, accountants and other experts. Expenses shall be considered paid or incurred by you at such time as you are required to pay or incur such cost or Expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 3.

2.	Notwithstanding the aforesaid, the Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.
a breach of your fiduciary duty, except, to the extent permitted by law, for a breach of your fiduciary duty to the Company or a Subsidiary while acting in good faith and having reasonable cause to assume that the action was in the best interest of the Company or Subsidiary, as applicable;

2.2.	a grossly negligent or intentional violation of your duty of care;

2.3.	an intentional action in which you intended to reap a personal gain illegally;

2.4.	a fine, civil fine or financial sanction levied against and/or imposed upon you;

2.5.	a proceeding instituted against you pursuant to the provisions of Chapter H’3, H’4 or I’1 under the Securities Law, except as permitted hereunder; and

2.6.
a counterclaim brought by the Company or in its name in connection with a claim against the Company filed by you, other than by way of defense or by way of third party notice in connection with a claim brought against you by the Company, or in specific cases in which the Company’s Board of Directors has approved the initiation or bringing of such suit by you, which approval shall not be unreasonably withheld.

3.
The Company will make available all amounts payable to your legal and other advisors in accordance with Section 1 above on the date on which such amounts are first payable by you and in any event not later than fifteen (15) days following receipt by the Company of your written request therefor (‘‘Time of Indebtedness’’), including with respect to any claim against you initiated by the Company or by any Subsidiary or in their right, and with respect to items referred to in Sections 1.2, 1.3, 1.4and 1.5 above, not later than the date on which the applicable court or other competent authority renders its decision. Advances given to cover Expenses in criminal proceedings will be repaid by you to the Company, if you are found guilty of a crime which requires proof of criminal intent. Other advances will be repaid by you to the Company if it is determined by an unappealable court judgment that you are not lawfully entitled to such indemnification. As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator or other competent authority, including for the purpose of substituting liens imposed on your assets.

4.
The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company or of a Subsidiary, as applicable, provided, that the obligations are in respect of actions taken by you while you were a director and/or officer, and in such capacity.

5.
The Company’s undertaking to indemnify you for the Expenses mentioned in Section 1.2, 1.3, 1.4 and 1.5 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and for the matters mentioned in Section 1.1 above shall apply only insofar as such Expenses and/or matters result from your actions in the following matters or in connection therewith:

5.1.
The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreement, notice, report, tender and/or other proceeding, whether in Israel or abroad;

5.2.
Occurrences in connection with investments the Company and/or Subsidiaries make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary as a director, officer and/or board observer of the corporation which is the subject of the transaction and the like;

5.3.	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company or a Subsidiary;

5.4.	Actions in connection with the merger of the Company and/or a Subsidiary with or into another entity;

5.5.	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company and/or a Subsidiary;

5.6.	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.7.
Actions taken in connection with labor relations and/or employment matters in the Company and/or the Subsidiaries and trade relations of the Company and/or the Subsidiaries, including with employees, independent contractors, customers, suppliers and various service providers;

5.8.
Actions in connection with the development or testing of products developed by the Company and/or the Subsidiaries, or in connection with the distribution, sale, license or use of such products, including without limitation in connection with professional liability and product liability claims;

5.9.
Actions taken in connection with the intellectual property of the Company and/or the Subsidiaries, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property, including any assertion that the Company’s products infringe on the intellectual property rights or constitute a misappropriation of any third party’s trade secrets;

5.10.
Actions taken pursuant to or in accordance with the policies and procedures of the Company and/or the Subsidiaries (including tax policies and procedures), whether such policies and procedures are published or not;

5.11.	Actions taken in connection with approval of corporate actions, in good faith, including the approval of the acts of the Company’s management, their guidance and their supervision;

5.12.	Claims of failure to exercise business judgment and a reasonable level of proficiency, expertise and care in regard of the Company’s business

5.13.	Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction;

5.14.	Claims in connection with publishing or providing any information, including any filings with governmental authorities, on behalf of the Company in the circumstances required under applicable laws;

5.15.
Actions concerning the approval of transactions of the Company with officers and/or directors and/or holders of controlling interests in the Company, and any other transactions referred to in Section 270 of the Companies Law;

5.16.	Negotiations, execution, delivery and performance of agreements on behalf of the Company, whether written or oral;

5.17.
Any claim or demand made under any securities laws or by reference thereto, or related to the failure to disclose any information in the manner or time such information is required to be disclosed pursuant to such laws, or related to inadequate or improper disclosure of information to shareholders, or prospective shareholders, or related to the purchase, holding or disposition of securities of the Company or any other investment activity involving or effected by such securities, including, for the removal of doubt, any offering of the Company’s securities to private investors or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any such offering, listing or offer or to the Company’s status as a public company or as an issuer of securities;

5.18.	Actions in connection with any claim or demand made by any lenders or other creditors or for monies borrowed by, or other indebtedness of, the Company;

5.19.
Actions  in connection with complete or partial failure, by the Company, or their respective directors, officers and employees, to pay, report, keep applicable records or otherwise, any state, municipal or foreign taxes or other mandatory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not;

5.20.
Any claim or demand made by purchasers, holders, lessors or other users of products of the Company, or individuals treated with or exposed to such products, for damages or losses related to such use or treatment;

5.21.	Actions taken in connection with the financial and tax reports of the Company, including the preparation thereof;

5.22.	Claims in connection with anti-competitive laws and regulations and laws and regulation of commercial wrongdoing;

5.23.	Claims in connection with laws and regulations regarding invasion of privacy, including with respect to databases, and laws and regulations in regard of slander;

5.24.
Claims by any third party suffering any personal injury and/or bodily injury and/or property damage to business or personal property through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on their behalf; and

5.25.
Actions in connection with any claim or demand made by customers, suppliers, contractors or other third parties transacting any form of business with the Company, its subsidiaries or affiliates, in the ordinary course of their respective businesses, relating to the negotiations or performance of such transactions, representations or inducements provided in connection thereto or otherwise;

5.26.
Claims relating to participation and/or non-participation at the Company’s, subsidiaries' and/or affiliates' board meetings, and/or bona fide expression of opinion and/or voting and/or abstention from voting at such board meetings.

6.
The total aggregate amount of indemnification for which the Company undertakes to indemnify you hereunder, for all of the matters and circumstances described herein (cumulative), shall not exceed an amount equal to 25% of our shareholders equity, according to our most recent financial statements as of the date of the actual payment of indemnification in the aggregate, calculated with respect to each director and officer of the Company.

7.
To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors and officers, you shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any director or officer under such policy or policies. The Company hereby undertakes to notify you 30 days prior to the expiration or termination of such insurance policy or policies.

The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.
Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under the law.

9.
The Company will be entitled to any amount actually received from a third party in connection with liabilities indemnified hereunder, to be paid by you to the Company within fifteen (15) days following the receipt of the said amount.

10.	In all indemnifiable circumstances, indemnification will be subject to the following:

10.1.
You shall promptly notify the Company in writing of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and you shall deliver to the Company, or to such person as it shall advise you, without delay all documents you receive or possess in connection with these proceedings or possible or threatened proceedings. Notice to the Company shall be directed to the Chief Executive Officer of the Company at the address shown in the signature page of this Letter (or such other address as the Company shall designate to you).

10.2.
Similarly, you must notify the Company in writing (addressed as described in Section 10.1 above) on an ongoing and current basis concerning all events that you suspect may possibly give rise to the initiation of legal proceedings against you. Failure to notify the Company as aforesaid in this Section 10.2 and in Section 10.1 will not relieve the Company of its indemnification obligations pursuant hereto except to the extent that it has been actually prejudiced as a result of such failure.

10.3.
Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney that you reasonably deem to be unacceptable. The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.  For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.  However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not fully indemnifiable pursuant to this Letter and/or pursuant to law and further provided that any such settlement or arrangement does not impose on you any liability or limitation.

10.4.
You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.5.
If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, you shall have the right to employ counsel in any such action, suit or proceeding, but the fees and expenses of such counsel, incurred after the assumption by the Company of the defense thereof, shall be at your expense unless: (i) the employment of counsel by you has been authorized by the Company; or (ii) you and the Company shall have reasonably concluded that there may be a conflict of interest between the Company and yourself in the conduct of the defense of such action, in each of which cases the reasonable fees and expenses of counsel shall be at the expense of the Company.

10.6.
The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s prior written consent to such compromise or settlement, which consent shall not be unreasonably withheld.

11.
The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care (within the meaning of the term as defined in the Companies Law) to the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2 above.

12.
If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to make its best efforts to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

13.
For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right (but in no way obligation) to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 5 and 6 above.  The Company may, in its sole discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for actions committed prior to the date of this Letter. Your rights of indemnification hereunder shall not be deemed exclusive of any other rights you may have under the Company’s Articles of Association or applicable law or otherwise.

14.
If any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings, which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

Any amendment to the Companies Law, the Securities Law or other applicable law adversely affecting your right to be indemnified pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify you for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law. In the event of any change after the date of this Letter in any applicable law, statute or rule which expands the right of an Israeli company to indemnify an Office Holder, it is the intent of the parties hereto that you shall enjoy by this Letter the greater benefits afforded by such change.

15.
No supplement, modification or amendment of this Letter shall be binding unless executed in writing by both of the parties hereto.  No waiver of any of the provisions of this Letter shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.  Any waiver shall be in writing.

All notices and other communications pursuant to this Letter shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown on the signature page hereto, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on your behalf, any rights hereunder.

16.	This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel.

This Letter is being issued to you pursuant to the resolution adopted by the Audit Committee on ___________, 2011, Board of Directors on ___________, 2011 and the Company’s shareholders on ____________, 2012.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

FORMULA SYSTEMS (1985) LTD.

Agreed:

Name:
Title: Director
Date:
Address: